EXHIBIT 99.1

FirstService Reports First Quarter Results

FirstService Residential Operating Performance Contributes to Earnings Growth

Operating highlights:

	Three months
	ended March 31
	2026	2025

Revenues (millions)	$1,317.1	$1,250.8
Adjusted EBITDA (millions) (note 1)	105.7	103.3
Adjusted EPS (note 2)	0.95	0.92

GAAP Operating Earnings (millions)	46.7	39.3
GAAP EPS	0.44	0.06

TORONTO, April 23, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported operating and financial results for its first quarter ended March 31, 2026. All amounts are in US dollars.

Consolidated revenues for the first quarter were $1.32 billion, up 5% relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 2% to $105.7 million, and Adjusted EPS (note 2) was $0.95, reflecting 3% growth over the prior year quarter. GAAP Operating Earnings were $46.7 million, relative to $39.3 million in the prior year period. GAAP diluted earnings per share was $0.44 per share in the quarter, versus $0.06 in the same quarter a year ago.

“We are pleased with our results to start the year, which were largely in-line with internal expectations across all of our brands,” said Scott Patterson, Chief Executive Officer of FirstService. “Our businesses remain focused on driving market share gains and building growth momentum for the balance of 2026,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchised systems.

FirstService generates more than US$5.5 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $545.7 million for the first quarter, an increase of 4% versus the prior year, fully driven by organic growth (note 1). Top-line performance was comprised of new property management contract wins and expanded sited labour services. Adjusted EBITDA for the quarter was $45.9 million, an increase of 10% compared to the prior year period. Operating Earnings were $32.1 million, versus $29.3 million in the first quarter of last year. The Adjusted EBITDA margin improvement reflected continuous labour cost management and efficiency gains.

FirstService Brands revenues for the first quarter totalled $771.4 million, up 6% relative to the prior year period. Division revenues increased 2% on an organic basis, largely driven by Century Fire Protection. Adjusted EBITDA was $64.0 million, versus $67.8 million in the first quarter of 2025. The decline in Adjusted EBITDA margin was partially due to ongoing roofing industry competitive pressures. In addition, our home services brands experienced margin compression with increased promotional activities in the face of heightened macroeconomic uncertainty. Operating Earnings were $28.4 million, compared to $24.5 million in the prior year quarter. The increase in Operating Earnings margin resulted from fair value adjustments to contingent upside earn-outs in the prior year in connection with certain acquisitions.

Corporate costs, as presented in Adjusted EBITDA, (note 1) were $4.2 million in the first quarter, relative to $6.1 million in the prior year period. Corporate costs for the quarter were $13.8 million, relative to $14.5 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, April 23, 2026 at 11:00 a.m. ET to discuss results for the first quarter of 2026. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register-conf.media-server.com/register/BI0c70c23ec7574235aa627080f383be6c to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/mbsvbch5 .

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2025 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) share-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2026	2025

Net earnings	$23,623	$14,080
Income tax	8,745	6,000
Other income, net	(981)	(86)
Interest expense, net	15,275	19,264
Operating earnings	46,662	39,258
Depreciation and amortization	48,066	44,176
Acquisition-related items	1,498	12,233
Share-based compensation expense	9,477	7,599
Adjusted EBITDA	$105,703	$103,266

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, March 31, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$32,099	$28,394	$(13,831)
Depreciation and amortization	12,477	35,566	23
Acquisition-related items	1,345	56	97
Share-based compensation expense	-	-	9,477
Adjusted EBITDA	$45,921	$64,016	$(4,234)

Three months ended, March 31, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$29,267	$24,486	$(14,495)
Depreciation and amortization	10,636	33,517	23
Acquisition-related items	1,728	9,764	741
Share-based compensation expense	-	-	7,599
Adjusted EBITDA	$41,631	$67,767	$(6,132)

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition-related items not directly attributable to reportable segments, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.
Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) share-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2026	2025

Net earnings	$23,623	$14,080
Non-controlling interest share of earnings	(3,290)	(1,243)
Acquisition-related items	1,498	12,233
Amortization of intangible assets	20,061	18,517
Share-based compensation expense	9,477	7,599
Income tax on adjustments	(7,493)	(8,575)
Non-controlling interest on adjustments	(353)	(542)
Adjusted net earnings	$43,523	$42,069

	Three months ended
(in US dollars)	March 31
	2026	2025

Diluted net earnings per share	$0.44	$0.06
Non-controlling interest redemption increment	0.01	0.22
Acquisition-related items	0.02	0.21
Amortization of intangible assets, net of tax	0.31	0.28
Share-based compensation expense, net of tax	0.17	0.15
Adjusted EPS	$0.95	$0.92

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2026	2025

Revenues	$1,317,087	$1,250,826

Cost of revenues	886,433	841,468
Selling, general and administrative expenses	334,428	313,691
Depreciation	28,005	25,659
Amortization of intangible assets	20,061	18,517
Acquisition-related items (1)	1,498	12,233
Operating earnings	46,662	39,258
Interest expense, net	15,275	19,264
Other income, net	(981)	(86)
Earnings before income tax	32,368	20,080
Income tax	8,745	6,000
Net earnings	23,623	14,080
Non-controlling interest share of earnings	3,290	1,243
Non-controlling interest redemption increment	344	10,034
Net earnings attributable to Company	19,989	2,803

Net earnings per share
Basic	$0.44	$0.06
Diluted	0.44	0.06

Adjusted EPS (2)	$0.95	$0.92

Weighted average common shares (thousands)
Basic	45,866	45,368
Diluted	45,903	45,610

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2026	December 31, 2025

Assets
Cash and cash equivalents	$191,419	$154,425
Restricted cash	21,861	25,665
Accounts receivable	879,639	922,106
Prepaid and other current assets	416,787	401,584
Current assets	1,509,706	1,503,780
Other non-current assets	28,322	29,474
Deferred income tax	5,047	4,979
Fixed assets	289,751	289,718
Operating lease right-of-use assets	278,682	269,573
Goodwill and intangible assets	2,181,003	2,186,189
Total assets	$4,292,511	$4,283,713

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$542,679	$547,065
Unearned revenues	212,129	209,226
Other current liabilities	38,990	53,097
Operating lease liabilities - current	59,348	59,113
Long-term debt - current	13,490	13,649
Current liabilities	866,636	882,150
Long-term debt - non-current	1,042,187	1,069,027
Operating lease liabilities - non-current	251,284	242,593
Other liabilities	121,216	124,762
Deferred income tax	104,620	102,991
Non-controlling interests	477,606	486,191
Shareholders' equity	1,428,962	1,375,999
Total liabilities and equity	$4,292,511	$4,283,713

Supplemental balance sheet information
Total debt	$1,055,677	$1,082,676
Total debt, net of cash	864,258	928,251

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$23,623	$14,080
Items not affecting cash:
Depreciation and amortization	48,066	44,176
Deferred income tax	13	(819)
Other	7,258	18,199
	78,960	75,636

Changes in non cash working capital
Accounts receivable	41,957	9,994
Payables and accruals	(13,739)	(69,736)
Other	(18,958)	25,356

Net cash provided by operating activities	88,220	41,250

Investing activities
Acquisition of businesses, net of cash acquired	(6,379)	(8,636)
Purchases of fixed assets	(28,435)	(29,563)
Other investing activities	757	(7,046)
Net cash used in investing activities	(34,057)	(45,245)

Financing activities
Increase (decrease) in long-term debt, net	(26,882)	13,006
Purchases of non-controlling interests, net	(9,634)	(14,496)
Dividends paid to common shareholders	(12,574)	(11,317)
Other financing activities	27,938	13,409
Net cash provided by (used in) financing activities	(21,152)	602

Effect of exchange rate changes on cash	179	(15)

Increase (decrease) in cash, cash equivalents and restricted cash	33,190	(3,408)

Cash, cash equivalents and restricted cash, beginning of period	180,090	243,686

Cash, cash equivalents and restricted cash, end of period	$213,280	$240,278

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2026
Revenues	$545,720	$771,367	$-	$1,317,087
Adjusted EBITDA	45,921	64,016	(4,234)	105,703

Operating earnings	32,099	28,394	(13,831)	46,662

2025
Revenues	$525,087	$725,739	$-	$1,250,826
Adjusted EBITDA	41,631	67,767	(6,132)	103,266

Operating earnings	29,267	24,486	(14,495)	39,258

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566